UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 30, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A publicly held company

CNPJ/MF nº 60.643.228/0001-21

NIRE: 35.300.022.807

MATERIAL FACT

Fibria Celulose S.A. (BM&FBOVESPA: FIBR3) (“Fibria”), in compliance with the provisions of article 157, § 4, of Law nº 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) Instructions ns. 358, dated of January 3rd, 2002 and 319, dated of December 3rd, 1999, informs its shareholders and the market that:

1.              In order to result in a financial and operational costs reduction and to simplify Fibria’s corporate structure, Normus Empreendimentos e Participações Ltda. (“Normus”) was merged into Fibria (“Merger”), which holds the totality of its capital quotas, in accordance with the terms and conditions of the Protocol and Justification which was submitted to the Shareholders’ General Meeting, to deliberate on the referred merger.

2.              The merger of Normus into the Company, proposed by Fibria’s management, was approved by the Board of Officers and by the Board of Directors, and received a favorable opinion from Fibria’s Fiscal Council, according to the corresponding meetings held on September 12, 2013, and submitted to the Extraordinary Shareholders’ Meeting, held at Fibria’s headquarters on September 30, 2013.

3.              The total estimated cost of the Merger is R$ 94.000,00 (ninety-four thousand reais), including consultant and legal fees, operating infrastructure, communications, and a variety of other expenses.

4.              The Merger was processed by Normus’s net worth of, based on its book value, equivalent to R$ 1.349.762.114,82 (one billion, three hundred and forty-nine million, seven hundred and sixty-two thousand, one hundred and fourteen reais and eighty-two cents), all in accordance with the corresponding Appraisal Report prepared by the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, based on the balance sheet as of August 31, 2013. Fluctuations in Normus’ assets occurring after the referred balance sheet, will not be reflected on the valuation report and will be considered as a result of Fibria. Normus’ balance sheet contains no unrecorded liabilities to be assumed by Fibria.

5.              In accordance with the Appraisal Report, there is no actual or potential conflict or collusion of interests between Fibria’s and Normus’ direct or indirect controlling shareholder, nor with respect to minority shareholders, nor relative to the other company involved or its partners, nor with regard to the Merger.

6.              The Merger will not be submitted to the regulatory and competition authorities, in Brazil or abroad.

7.              The following documents are available to shareholders at Fibria’s headquarters and on its website (www.fibria.com.br/ri), CVM’s website (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br): (i) the protocol and justification of the merger, (ii) the Appraisal Report of Normus’ Net Worth, (iii) the minutes of Fibria’s Board of Directors and Fiscal Council, and (iv) the Management’s Proposal; and (v) the information about the specialized company, as required by article 21 of CVM Instruction 481 of December 17, 2009.

São Paulo, September 30, 2013

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO